

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 11, 2015

No Act
PE 1/12/15

Judith H. Jones
Aetna Inc.
jonesjh@aetna.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-11-15

Re: Aetna Inc.
Incoming letter dated January 12, 2015

Dear Ms. Jones:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Aetna by the Unitarian Universalist Association of Congregations and Mercy Investment Services, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association
tbrennan@uua.org

Valerie Heinonen
Mercy Investment Services, Inc.
vheinonen@mercyinvestments.org

February 11, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aetna Inc.
Incoming letter dated January 12, 2015

The proposal requests that the board amend Aetna's Political Contributions Policy in the manner specified in the proposal.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Aetna's proxy materials for meetings held in 2014 and 2013 and that the 2014 proposal received 5.28 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

151 Farmington Avenue
Hartford, CT 06156



Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs, RC61
Phone: (860) 273-0810
Fax: (860) 273-8340

January 12, 2015

Via Electronic Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Unitarian Universalist Association of Congregations and Mercy Investment Services, Inc.*
Securities Exchange Act of 1934—Rule 14a-8(i)(12)

Ladies and Gentlemen:

This letter is to inform you that Aetna Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from both the Unitarian Universalist Association of Congregations and Mercy Investments Services, Inc. (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- simultaneously sent copies of this correspondence to the Proponent.

Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal asks the Company's Board of Directors (the "Board") to amend the Company's Political Contributions Policy to include certain additional provisions regarding the Board's oversight of the Company's political expenditures. A copy of the Proposal (including the accompanying supporting statement) and related correspondence are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(12) because the Proposal deals with substantially the same subject matter as two nearly identical proposals that were included in the Company's proxy materials twice within the preceding five calendar years, and the most recently submitted of those two proposals failed to receive the votes required for resubmission.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(12) BECAUSE IT RELATES TO SUBSTANTIALLY THE SAME SUBJECT MATTER AS TWO NEARLY IDENTICAL SHAREHOLDER PROPOSALS THAT WERE INCLUDED IN THE COMPANY'S PROXY MATERIALS WITHIN THE PRECEDING FIVE CALENDAR YEARS, AND THE MOST RECENTLY SUBMITTED OF THOSE TWO PROPOSALS FAILED TO RECEIVE THE VOTES REQUIRED FOR RESUBMISSION.

Rule 14a-8(i)(12) allows a company to omit a shareholder proposal from its proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the most recent proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." The Proposal is essentially identical to and thus substantially similar to proposals included in the Company's 2013 proxy statement and the Company's 2014 proxy statement. Because the proposal included in the Company's 2014 proxy statement received less than 6% of the vote, the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(12).

A. The Proposal is Essentially Identical to and Thus Deals with Substantially the Same Subject Matter as Two Shareholder Proposals Included in the Company's Proxy Materials Within the Preceding Five Calendar Years.

The Proposal is essentially identical to and thus relates to "substantially the same subject matter" as a proposal that was included in the Company's proxy materials twice within the preceding five calendar years. In its 2013 proxy materials and again in its 2014 proxy materials, the Company included the following shareholder proposal (the "Previous Proposal"):

> **RESOLVED**, that shareholders of Aetna, Inc. ("Aetna") request that the Board of Directors amend Aetna's Political Contributions Policy (the "Policy") to include the following provisions regarding Board oversight of Aetna's political expenditures:
>
> - Assign to the Board responsibility for (a) formulating and revising the Policy and (b) establishing the parameters of Aetna's commitment to publicly disclose political expenditures (in addition to legal disclosure requirements);
> - Assign to the Audit Committee responsibility for analyzing and reporting to the full Board annually on (a) compliance with the Policy; and (b) the risks associated with Aetna's political activities, including those undertaken through politically active intermediaries such as trade associations and social welfare organizations ("Intermediaries"); and
> - Establish specific criteria tailored to analyzing whether to make payments to Intermediaries for political purposes, requiring articulation of the business rationale for each payment and consideration of the use(s) to which the funds will be put by the Intermediary.

The only differences between the proposed resolution contained in the Proposal and the resolution contained in the Previous Proposal are the omission of the definitions of the terms "Aetna", "Policy" and "Intermediaries" from the proposed resolution contained in the Proposal. A copy of the proposed resolution contained in the Proposal marked to show changes from the resolution contained in the Previous Proposal is attached to this letter as Exhibit B.

The supporting statement accompanying the Proposal also is very similar to the supporting statement accompanying the Previous Proposal. The only differences between the two supporting statements are: the insertion of a new introductory paragraph in the supporting statement accompanying the Proposal; the deletion of the word "the" three times in the third paragraph of the supporting statement accompanying the Proposal; the deletion of the definition of the term "Report" from the fourth paragraph of the supporting statement accompanying the Proposal; and the deletion of the penultimate paragraph from the supporting statement that accompanied the Previous Proposal.

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years."

The Proposal is essentially identical to the Previous Proposal. Despite the omission of three defined terms from the proposed resolution contained in the Proposal and the revisions to the accompanying supporting statement, the Proposal and the Previous Proposal are essentially identical and both deal with the subject matter of the Board's oversight of the Company's political contributions. Accordingly, the Proposal and the Previous Proposal deal with substantially the same subject matter for purposes of Rule 14a-8(i)(12).

B. On its Last Submission to the Company's Shareholders, the Previous Proposal Failed to Receive the Votes Required for Resubmission.

As disclosed in the Company's Form 8-K filed on June 4, 2014 (the "8-K"), the Previous Proposal received only 5.28% of the vote at the Company's 2014 annual meeting of shareholders (the "2014 Annual Meeting"). For purposes of this calculation, only votes "for" and "against" a proposal count, meaning that abstentions and broker non-votes are not included in either the numerator or the denominator of the calculation. As disclosed in the 8-K, the Previous Proposal received 14,441,793 "for" votes and 258,861,256 "against" votes at the 2014 Annual Meeting.

Because the Previous Proposal was submitted to the Company's shareholders twice within the preceding five calendar years and received less than 6% of the vote on its last submission, the Proposal, which deals with substantially the same subject matter as the Previous Proposal, is excludable under Rule 14a-8(i)(12). As a result, the Company requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(12).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur with the Company's view and confirm that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,



Judith H. Jones

Enclosures

cc: Mr. Timothy Brennan
Valerie Heinonen, o.s.u.

EXHIBIT A:

THE PROPOSAL
AND
RELATED CORRESPONDENCE

BY FAX (860) 273-8340) and EMAIL (Jonesjh@aetna.com)

December 5, 2014

William J. Casazza
Senior Vice President and General Counsel
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

Re: Shareholder proposal on political expenditures

Dear Mr. Casazza:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 857 shares of Aetna, Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Board of Directors amend Aetna's Political Contributions Policy (the "Policy").



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

The Unitarian Universalist Association is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $186 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org

Verification that we are beneficial owners of the requisite shares of Aetna, Inc. is enclosed. If you have questions or wish to discuss the proposal, please contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan

Enclosures: Shareholder resolution on political expenditures
Verification of ownership

RESOLVED, that shareholders of Aetna, Inc. request that the Board of Directors amend Aetna's Political Contributions Policy to include the following provisions regarding Board oversight of Aetna's political expenditures:

- Assign to the Board responsibility for (a) formulating and revising the Policy and (b) establishing the parameters of Aetna's commitment to publicly disclose political expenditures (in addition to legal disclosure requirements);
- Assign to the Audit Committee responsibility for analyzing and reporting to the full Board annually on (a) compliance with the Policy; and (b) risks associated with Aetna's political activities, including those undertaken through politically active intermediaries such as trade associations and social welfare organizations; and
- Establish specific criteria tailored to analyzing whether to make payments to Intermediaries for political purposes, requiring articulation of the business rationale for each payment and consideration of the use(s) to which the funds will be put by the Intermediary.

<u>Supporting Statement</u>

Investors believe it is time to update Aetna's political spending policy. The original was drafted in 2006 and approved in January 2007. The Supreme Court Citizens United decision and subsequent national elections adequately demonstrate the need for corporations such as Aetna to revisit the policy to include all political spending, trade association (501c-4) contributions and lobbying. Adequate policy, disclosure and transparency are sound governance values.

Robust board oversight is necessary to ensure that corporate political expenditures are in the best interests of companies and their shareholders. Without such oversight, corporate funds can be used to pursue private managerial preferences or activities that are not aligned with a company's business strategy or values. The risk of such misalignment is heightened when funds are contributed to an organization that a company does not control, such as a trade association or social welfare organization.

In our view, Aetna's Policy does not provide for strong board oversight of corporate political expenditures. It states vaguely that "[a]ll corporate political contributions shall promote the interests of the company and will be made without regard for the private political preferences of company directors or officers." It does not set forth any other criteria to be used in deciding whether to make payments, describe payments Aetna is committed to disclosing publicly, or define respective roles of management and Board.

Instead, the Policy incorporates by reference Aetna's annual Political Contributions and Related Activity Report, which is prepared by Aetna's Government Affairs personnel. The Report sets forth criteria directed at candidate contributions (but not payments to Intermediaries) and describes the Audit Committee's role in reviewing contributions. We believe that it is inappropriate for the Board to delegate these important matters to management and that Aetna's board should take the lead in setting company policy.

We urge shareholders to vote for this proposal.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/5/2014

To Whom It May Concern:

The Unitarian Universalist Association has consistently held 121 shares of AETNA INC, CUSIP 00817Y108, in account number *** FISMA & OMB Memorandum M-07-16 *** and 786 shares in account number *** FISMA & OMB Memorandum M-07-16 *** The asset has been held in custody for more than a one year period, preceding and including December 5, 2014. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Jeremy Fangmann
Client Service
State Street Corporation
Wealth Manager Services
(816) 871-5904



Aetna
151 Farmington Avenue
Hartford, CT 06156

William C. Baskin III
Senior Corporate Counsel
Law & Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

VIA OVERNIGHT MAIL

December 18, 2014

Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
24 Farnsworth Street
Boston, MA 02210

Re: Your Letter to Aetna Inc. Dated December 5, 2014

Dear Mr. Brennan:

This will acknowledge receipt of your letter dated December 5, 2014, concerning a shareholder proposal addressed to the Senior Vice President and General Counsel of Aetna Inc. ("Aetna"). Your letter was submitted to Aetna by e-mail on December 8, 2014, but we have not yet received proper verification of ownership of shares on behalf of Unitarian Universalist Association of Congregations ("UUA").

The inclusion of shareholder proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission, specifically Rule 14a-8. I have attached a copy of Rule 14a-8 for your reference.

Rule 14a-8(b) requires that UUA be a record or beneficial owner of at least two thousand dollars in market value of Aetna common stock; have held such securities for at least one year by December 8, 2014, the date its proposal was submitted; and continue to own such securities through the date on which Aetna's 2015 annual meeting is held. Beneficial owners of Aetna's common stock, such as UUA, also must provide sufficient verification of ownership.

As a beneficial owner, UUA must provide Aetna with documentary support indicating the number of shares that UUA owns through each nominee, as well as the date(s) UUA acquired the shares. An account statement is not sufficient. You must provide to Aetna a written statement from the record holder of the securities, such as a broker or bank, verifying that UUA has owned at least two thousand dollars in market value of Aetna common stock continuously for at least one year on December 8, 2014, the date UUA submitted its proposal. In accordance with the SEC regulations mentioned above, your response to this letter which contains the missing information must be postmarked or transmitted electronically to Aetna no later than 14 calendar days after your receipt of this letter. Please direct your correspondence to me at the above address.

Very truly yours,

William C. Baskin III

Attachment

Wcb12152014.docx

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

BY FAX (860) 754-9775)

December 19, 2014

William C. Baskin III
Senior Corporate Counsel
Aetna Inc.
151 Farmington Avenue, RC61
Hartford, CT 06156

Re: Verification of Ownership

Dear Mr. Baskin:

Verification that we are beneficial owners of the requisite shares of Aetna, Inc., up to and including December 8, 2014, is enclosed. I confirm that we will hold the requisite number of shares through the date on which Aetna's 2015 annual meeting is held.

If you have questions or wish to discuss the proposal, please contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan

Enclosure: Verification of ownership



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/19/2014

To Whom It May Concern:

The Unitarian Universalist Association has consistently held 121 shares of AETNA INC, CUSIP 00817Y108, in account number *** FISMA & OMB Memorandum M-07-16 *** and 786 shares in account number *** FISMA & OMB Memorandum M-07-16 *** The asset has been held in custody for more than a one year period, preceding and including December 8, 2014. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Brandon Wilber
Client Service Manager
State Street Corporation
Wealth Manager Services
(816) 871-1645

Law & Regulatory Affairs

DEC 19 2014


MERCY

December 18, 2014

Judith H. Jones
Vice President and Corporate Secretary
Aetna, Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

Dear Ms. Jones:

Mercy Investment Services, Inc. is the investment program of the Sisters of Mercy of the Americas, which has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of Aetna.

Mercy Investments concurs with our co filer(s) that it is time to update Aetna's political spending policy. To say that the shareholders believe the original is fine, would only make sense to those who do not know the imbalance between socially responsible investors and those who only look for the dollar return. The Supreme Court Citizens United decision and subsequent national elections adequately demonstrate the need for corporations such as Aetna to revisit their policy to include all political spending, trade association (501c-4) contributions and lobbying. Adequate policy, disclosure and transparency are sound governance values.

Mercy Investment Services, Inc. is co filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is co-filing this resolution with the Universal Unitarian Association of Congregations and UUA is also authorized to withdraw on our behalf.

2039 North Geyer Road · St. Louis, Missouri 63131-3332 · 314.909.4609 · 314.909.4694 (fax)
www.mercyinvestmentservices.org

We look forward to conversation with you. Please direct any response to me via my contact information below.

Yours truly,

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
vheinonen@mercyinvestments.org

RESOLVED, that shareholders of Aetna, Inc. request that the Board of Directors amend Aetna's Political Contributions Policy to include the following provisions regarding Board oversight of Aetna's political expenditures:

- Assign to the Board responsibility for (a) formulating and revising the Policy and (b) establishing the parameters of Aetna's commitment to publicly disclose political expenditures (in addition to legal disclosure requirements);
- Assign to the Audit Committee responsibility for analyzing and reporting to the full Board annually on (a) compliance with the Policy; and (b) risks associated with Aetna's political activities, including those undertaken through politically active intermediaries such as trade associations and social welfare organizations; and
- Establish specific criteria tailored to analyzing whether to make payments to Intermediaries for political purposes, requiring articulation of the business rationale for each payment and consideration of the use(s) to which the funds will be put by the Intermediary.

Supporting Statement

Investors believe it is time to update Aetna's political spending policy. The original was drafted in 2006 and approved in January 2007. The Supreme Court Citizens United decision and subsequent national elections adequately demonstrate the need for corporations such as Aetna to revisit the policy to include all political spending, trade association (501c-4) contributions and lobbying. Adequate policy, disclosure and transparency are sound governance values.

Robust board oversight is necessary to ensure that corporate political expenditures are in the best interests of companies and their shareholders. Without such oversight, corporate funds can be used to pursue private managerial preferences or activities that are not aligned with a company's business strategy or values. The risk of such misalignment is heightened when funds are contributed to an organization that a company does not control, such as a trade association or social welfare organization.

In our view, Aetna's Policy does not provide for strong board oversight of corporate political expenditures. It states vaguely that "[a]ll corporate political contributions shall promote the interests of the company and will be made without regard for the private political preferences of company directors or officers." It does not set forth any other criteria to be used in deciding whether to make payments, describe payments Aetna is committed to disclosing publicly, or define respective roles of management and Board.

Instead, the Policy incorporates by reference Aetna's annual Political Contributions and Related Activity Report, which is prepared by Aetna's Government Affairs personnel. The Report sets forth criteria directed at candidate contributions (but not payments to Intermediaries) and describes the Audit Committee's role in reviewing contributions. We believe that it is inappropriate for the Board to delegate these important matters to management and that Aetna's board should take the lead in setting company policy.

We urge shareholders to vote for this proposal.

Law & Regulatory Affairs

DEC 22 2014



BNY MELLON

December 18, 2014

Judith H. Jones
Vice President and Corporate Secretary
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

Re: Mercy Investment Services Inc.

Dear Ms. Jones:

This letter will certify that as of December 18, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 39 shares of Aetna Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Aetna Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,



Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

EXHIBIT B:

COPY OF THE PROPOSAL
MARKED TO SHOW CHANGES FROM
THE PREVIOUS PROPOSAL

RESOLVED, that shareholders of Aetna, Inc. ~~("Aetna")~~ request that the Board of Directors amend Aetna's Political Contributions Policy ~~(the "Policy")~~ to include the following provisions regarding Board oversight of Aetna's political expenditures:

- Assign to the Board responsibility for (a) formulating and revising the Policy and (b) establishing the parameters of Aetna's commitment to publicly disclose political expenditures (in addition to legal disclosure requirements);

- Assign to the Audit Committee responsibility for analyzing and reporting to the full Board annually on (a) compliance with the Policy; and (b) the risks associated with Aetna's political activities, including those undertaken through politically active intermediaries such as trade associations and social welfare organizations ~~("Intermediaries")~~; and

- Establish specific criteria tailored to analyzing whether to make payments to Intermediaries for political purposes, requiring articulation of the business rationale for each payment and consideration of the use(s) to which the funds will be put by the Intermediary.
